Flamel Technologies and Digna Biotech
Announce Multiple Product Development Agreement

Lyon, France and Madrid, Spain – June 27, 2011. Flamel Technologies SA (NASDAQ: FLML) and Digna Biotech SL today announced that the two companies have entered into a joint development agreement for the pre-clinical and clinical development of multiple products.  The agreement has been structured to leverage Digna’s groundbreaking research, preclinical and clinical development efforts, and Flamel’s formulation expertise in creating safer, more efficacious products using its innovative proprietary drug delivery platforms, Medusa® and Micropump®.  Flamel will be primarily responsible for the formulation and manufacturing process development and Digna will be primarily responsible for the preclinical and clinical development.  The three initial Digna products that have been identified for development under the agreement are P144, P17, and Methylthiadenosine (MTA).  All of these molecules have shown significant activity in preclinical studies involving multiple indications with high unmet medical need.  Both companies expect that the achievement of clinical proof of concept data under the joint development agreement will result in significant additional value creation for the parties.

P144 (Disitertide) is a Transforming Growth Factor beta-1 (TGF-beta1) inhibitor.  A topical formulation of P144 has been studied in a Phase II trial involving the treatment of systemic sclerosis or scleroderma, a multisystem disorder characterized by the excessive synthesis and deposition of extracellular matrix proteins that result in the fibrosis of skin and visceral organs.  The data indicated a statistically significant increase in the number of patients that noticed improvements of the treated skin area (p<0.034).  P144 has also been successfully evaluated in pre-clinical animal models of organ fibrosis and macular degeneration.   A Medusa-enabled formulation of Digna’s P144 for controlled release via subcutaneous injection will be developed by Flamel for initial evaluation by Digna in pulmonary fibrosis.

P17 is another TGF-beta1 inhibitor which has been evaluated in preclinical studies and has shown promising activity for potential application in the treatment of cirrhosis, as well as to prevent angiogenesis and metastasis.  A Medusa-enabled formulation of Digna’s P17 for controlled release via subcutaneous injection will be developed by Flamel for evaluation by Digna for the potential treatment of multiple indications.  The joint development agreement anticipates that clinical development of one of the two TGF-beta1 inhibitors will be prioritized based on preclinical data from the two formulations.

Methylthiadenosine (MTA) is an oral immunomodulator that has also been shown to have neuroprotective properties in a variety of animal models.  These combined properties make it a strong candidate for the treatment of multiple sclerosis.  A Micropump-enabled formulation, designed specifically to increase both solubility and stability of Digna’s Methylthiadenosine (MTA), will be developed by Flamel for evaluation by Digna in Multiple Sclerosis.

Stephen H. Willard, Flamel’s chief executive officer, stated, “This agreement has been designed to allow both companies to focus on our respective comparative advantages so that we may develop these projects further before partnering.  This could generate potential greater economic returns for both companies in the three initial products we will be developing.  As previously announced, Flamel is reaching out, as a complement to our core activities with large pharmaceutical companies, to identify and partner with smaller companies with exceptional potential in early stage molecules.  This can create greater value for shareholders and investors of both companies by advancing highly promising candidates into proof of concept clinical trials.  We are pleased to be working with Digna Biotech in the development of these three products, which we believe may offer important advantages to patients suffering from a number of serious indications.”

“All of the molecules subject to this agreement have the potential to become first in class products serving large areas of unmet medical need,” commented Dr. Pablo Ortiz, Digna Biotech’s chief executive officer. “Our extensive preclinical work on the three molecules has convinced us that each may be applicable in multiple indications.  By applying Flamel’s drug delivery expertise, we expect to improve the applicability of these promising candidates to the indications we are seeking to address.  We also expect to fuel this collaboration with further innovative molecules in Digna’s pipeline as we develop further preclinical data in those programs.”

About P144 (Disitertide).  P144 is a synthetic peptide of 14 amino acids (730–743) of human TGF-b1 RIII (Betaglican), acting as a TGF-beta 1 inhibitor, as described by Ezquerro I-J. et al. (2003).  This peptide binds and blocks the biological activity of the cytokine Transforming Growth Factor beta1 (TGF-beta1).  This cytokine has multiple and potent biological effects over cell growth regulation, immunomodulation, angiogenesis, fibrogenesis, and tumor development, among others.  Blocking TGF-beta 1 could be an important factor to limit or reverse fibrosis in different organs and therefore ameliorate various sclerosis conditions.  Digna Biotech is investigating other potential indications for Disitertide including cardiac fibrosis, prosthetic implant-induced fibrosis and wet macular degeneration of retina .

About P17.  P17 is a synthetic peptide of 15 amino acids selected by phage display on the basis of its ability to bind to human TGF-beta isoforms 1, 2 and 3, acting as a TGF-beta 1 inhibitor, as described by Dotor J. et al. (2007).  P17 may be applicable for the treatment of liver fibrosis, pulmonary fibrosis, metastasis of lung cancer to bone, angiogenis, melanoma, immunosuppression and wet macular degeneration of retina.

About MTA(MethylThioAdenosine). Methylthioadenosine (MTA) is a naturally occurring sulfur-containing nucleoside present in all mammalian tissues, as described by Avila M.A. et al. (2004). The combination of immunomodulatory and neuroprotective activity is of particular interest in the potential treatment of numerous indications with high unmet medical need.  MTA may be applicable for the treatment of autoimmune diseases, transplant rejection and multiple sclerosis, among other potential central nervous disorders.

About Medusa®.  The Medusa® drug delivery platform consists of proprietary nanogels for the formulation and/or the extended release of a broad range of biologics (including proteins, antibodies, peptides and vaccines) and of small molecules (injectable drugs).  The nanogel has been proven to be safe and biodegradable: Flamel Technologies filed a DMF for Medusa with the FDA on February 12, 2011 (assigned number 024634).  Medusa enables the controlled delivery from 1 day up to 14 days of non-denatured or non-modified drugs that maintain full bioactivity.  It is used to develop Biobetters with potentially improved efficacy and reduced toxicity, as well as greater patient convenience.  The Medusa drug delivery platform is being developed in partnerships with leading large pharmaceutical and biotechnology.  Additional information can be found at www.flamel.com/technology-platforms/medusa/.

About Micropump®.  The Micropump® micro-encapsulation drug delivery platform (oral drugs) is designed to increase the absorption time of drugs, particularly for drugs only absorbed in the small intestine. Micropump enables the achievement of precise pharmacokinetics. Micropump can be presented in various dosage forms such as capsules, tablets, sachets or oral suspensions (LiquiTime™) without modifying the release rate.  Flamel has also developed another drug delivery technology for oral drugs, i.e. Trigger Lock™ for the controlled release of narcotic and opioid analgesics while defeating most commonly employed methods of tampering.  Additional information can be found at www.flamel.com/technology-platforms/micropump/.

About Flamel Technologies

Flamel TechnologiesSA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms.  Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is currently the subject of a Phase 2 trial in HCV patients.  The Company has developed approved products and manufactures Micropump-based microparticles.  Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including Baxter, GlaxoSmithKline (Coreg CR®, carvedilol phosphate), Merck Serono (long-acting interferon beta) and Pfizer.  Additional information can be found at www.flamel.com.

About Digna Biotech

Digna Biotech SL is a clinical stage biotech company that has developed 3 molecules to clinical phase in 6 years. It was created as a spin-off from the University of Navarra (Pamplona, Spain) and a group of investors representing some of the more important companies and financial institutions in Spain.  Digna Biotech is a privately held biotechnology company whose mission is to develop and commercialize the intellectual property generated at Center for Applied Medical Research (CIMA; Pamplona, Spain).  CIMA is the largest private biomedical research center in Spain with over 400 employees dedicated to R&D in oncology, neurology, cardiovascular, hepatology and gene therapy.  In addition, the Company leverages the synergies with the Clinic University of Navarra (CUN; Pamplona, Spain), the Centro de Investigación de Farmacobiología Aplicada (CIFA), the schools of Sciences, Pharmacy and Medicine of the University of Navarra to improve drug development and make possible that the new treatments could be available to the patients.  Further information can be found at www.dignabiotech.com.

Contact Flamel Technologies: Charles Marlio, Director of Strategic Planning and Investor Relations Tel: +334-7278-3434 Fax: +334-7278-3435 Marlio@flamel.com	Contact Digna Biotech: Pablo Ortiz, CEO Tel: +34-9118-52510 Fax: +34-9118-52519 portiz@dignabiotech.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.